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16013412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York (City) New York (State) 10158 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. Dempsey 212-476-8538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NEUBERGER BERMAN LLC

Consolidated Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members
Neuberger Berman LLC:

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman LLC (the Company) as of December 31, 2015 (the consolidated financial statement). The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Neuberger Berman LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The consolidating information shown in the columns titled "NB LLC Operating Entity" and "Consolidated Client Funds" on the consolidated statement of financial condition described above is presented for purposes of additional analysis and is not a required part of the consolidated financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statement.

KPMG LLP

New York, NY
February 26, 2016

NEUBERGER BERMAN LLC

Consolidated Statement of Financial Condition

December 31, 2015

(In thousands)

Assets		NB LLC Operating Entity	Consolidated Client Funds		Total
Cash and cash equivalents	$	181,768	744	$	182,512
Cash segregated for the exclusive benefit of customers		500	—		500
Investments, at fair value		35,352	16,752		36,896
Receivables:					
Advisory and administrative fees receivable		6,041	—		6,041
Broker-dealers and clearing organizations		866	227		1,093
Due from affiliates		476	—		463
Other receivables		18	—		18
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $ 4,174)		1,466	—		1,466
Identifiable intangible assets and goodwill (net of accumulated amortization of $ 33,781)		76,271	—		76,271
Other assets		2,280	218		2,498
Total assets	$	305,038	17,941	$	307,758
Liabilities and Equity					
Liabilities:					
Accrued compensation	$	111,544	—	$	111,544
Due to affiliates		49,537	—		49,537
Income taxes payable		15,160	—		15,160
Accounts payable and accrued expenses		6,971	35		7,006
Deferred income		3,627	—		3,627
Broker-dealers and customers		904	9		913
Other liabilities		584	155		726
Total liabilities		188,327	199		188,513
Commitments and contingencies (note 9)					
Members' capital		116,711	—		116,711
Equity of Consolidated Client Funds		—	17,742		—
Total members' capital		116,711	17,742		116,711
Non-controlling interests in Consolidated Client Funds		—	—		2,534
Total Equity		116,711	17,742		119,245
Total liabilities and members' capital	$	305,038	17,941	$	307,758

See accompanying notes to the Consolidated Statement of Financial Condition. Separate consolidating information is shown for "NB LLC Operating Entity" and "Consolidated Client Funds". Transactions between "NB LLC Operating Entity" and "Consolidated Client Funds" have been eliminated from "Total" column.

(1) Organization and Description of Business

Neuberger Berman LLC, a Delaware limited liability company (NB LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). NB LLC is a registered broker-dealer and registered investment adviser engaged principally in providing investment advisory services to individuals and institutions. Representative clients include individuals, families and institutions, including: endowments, foundations, trusts and employee benefit plans. In addition, NB LLC is retained by certain third-party investment advisers and affiliates, including Neuberger Berman Management LLC (NBM), the adviser to the Neuberger Berman mutual funds complex, to perform sub-advisory services. The Company clears certain of its customers' securities transactions on a fully disclosed basis through J.P. Morgan Clearing Corp., which also serves as custodian for a significant number of the Company's clients.

Effective January 1, 2016, NB LLC has transferred to an affiliate, Neuberger Berman Investment Advisers LLC, formerly known as Neuberger Berman Fixed Income LLC, their rights and obligations pertaining to all services they provided under the Neuberger Berman mutual funds and third-party mutual funds investment sub-advisory agreements. In addition, effective January 1, 2016, certain Institutional Separate Accounts which were previously managed by NB LLC, were transferred to Neuberger Berman Investment Advisers LLC as part of the same corporate restructuring.

(2) Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the consolidated statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated statement of financial condition. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

(b) Principles of Consolidation

NB LLC consolidates voting interest entities (VOEs) in which the Company's ownership exceeds 50%. The Company has determined that it holds a majority interest in two sponsored mutual funds (Consolidated Client Funds) and is therefore required under GAAP to consolidate these sponsored funds. The Company has recognized non-controlling interests for the portion of the Consolidated Client Funds that it does not own. All intercompany accounts and transactions have been eliminated in consolidation. The Company does not provide

performance guarantees and has no other financial obligations to provide funding to the Consolidated Client Funds.

(c) Cash and Cash Equivalents

Cash and cash equivalents consists of cash held in banks and other liquid investments that are payable on demand. At December 31, 2015, the Company held money market mutual fund investments of $141.0 million. The remaining balance of $40.8 million was held in several operating cash accounts with banks.

In addition, $0.7 million represented cash and cash equivalents held by the Consolidated Client Funds in several operating cash accounts with banks. Cash and cash equivalents held by the Consolidated Client Funds are not available to fund the general liquidity needs of NB LLC.

(d) Investments

Investments held by the Company and Consolidated Client Funds are carried at market or fair value. Investments in money market funds are valued using the year end quoted net asset value per share.

(e) Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management.

(e) Derivative Financial Instruments

The Consolidated Client Funds enter into bilateral agreements such as International Swaps and Derivatives Association, Inc.'s Master Agreement (including its Schedule, Credit Support Annex, if applicable, and annexes, if any, together with any confirmation or supplemental confirmation subject to a Master Confirmation Agreement) (collectively, ISDA Master Agreements) that govern over-the-counter derivative transactions. ISDA Master Agreements set forth general legal, business and credit terms that will apply to all over-the-counter derivative transactions entered into under it. These terms include: i) payment and delivery obligations, ii) netting of payments, iii) representations and warranties, iv) events of default and termination events, and v) close-out and liquidation mechanisms upon an event of default or termination event. The single agreement concept reduces counterparty risk associated with the over-the-counter derivative transactions by ensuring settlement and margin payments only flow from the party who owes the greater amount, and by allowing for netting and close-out netting upon default.

(f) ***Furniture, Equipment and Leasehold Improvements***

Furniture, equipment, and leasehold improvements consist primarily of ownership interests in leasehold improvements, furniture and equipment, computer hardware and software, and are recorded at cost, net of accumulated depreciation and amortization. Leasehold improvements are amortized on a straight line basis over the lesser of the remaining life of the related office lease or the expected useful life of the assets. Depreciation and amortization are calculated using the straight line method over the assets' estimated useful lives of three to ten years. The Company periodically evaluates long lived assets for impairment and if events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

(g) ***Goodwill and Identifiable Intangible Assets***

Goodwill and identifiable intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Finite-lived intangible assets are amortized on a straight line basis over their estimated useful lives in accordance with GAAP, and are assessed for recoverability annually or more frequently if circumstances indicate impairment may have occurred.

(h) ***Income Taxes***

NB LLC, as a limited liability company, is subject to the New York City unincorporated business tax (NYC UBT).

NB LLC complies with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic Accounting for Uncertainty in Income Taxes which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

(i) ***Cash Segregated For The Exclusive Benefit of Customers***

At December 31, 2015, cash of $0.5 million was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended. Such amounts are not available for the creditors of the Company.

(2) Fair Value of Investments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair

value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. General and limited partner interests, certain loans and bonds and collateralized loan obligations are examples of investments included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

(Dollars in thousands, except where noted)

Financial assets and liabilities measured at fair value on a recurring basis using the fair value hierarchy levels at December 31, 2015 were as follows:

	December 31, 2015			
	Level 1	Level 2	Level 3	Total
Financial assets of NB LLC Operating Entity:				
Cash equivalents	$ 140,978	-	-	$ 140,978
Investments	34,967	385	-	35,352
	$ 175,945	385	-	$ 176,330
Financial assets of				
Consolidated Client Funds:				
Cash equivalents	744	-	-	744
Consolidated Client Funds investments:				
Sovereign debt	-	3,347	-	3,347
Equity securities	13,405	-	-	13,405
Derivative instruments	-	39	-	39
	$ 14,149	3,386	-	$ 17,535
Financial liabilities of Consolidated Client Funds:				
Derivative instruments	$ -	52	-	52
	$ -	52	-	$ 52

The following is a description of the valuation methodologies used for NB LLC and Consolidated Client Funds' investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

Cash equivalents – Cash equivalents consist of excess cash invested in various money market mutual funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

Investments – Investments include equity securities, fixed income securities and sponsored mutual funds. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy. Fixed income securities are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy. Sponsored funds consist of publicly traded funds which are valued using published net asset values and are included in Level 1 of the valuation hierarchy.

(Dollars in thousands, except where noted)

Consolidated Client Funds – Consolidated Client Funds' investments include sovereign debt obligations and equity securities. Sovereign debt securities are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy. Consolidated Client Funds' derivative contracts consist of over the counter foreign currency forwards, futures and total return swaps which are used to economically hedge exposures to fluctuations in foreign currency exchange rates. Derivative contracts are included in level 2 of the valuation hierarchy.

(3) Trading Derivatives

Trading derivatives are instruments that Consolidated Client Funds has entered into as part of their overall management and investment strategies. Such contracts include futures, forwards and total return swaps which are classified as trading derivatives. Contracts that result in derivative assets are reflected in other assets. Contracts that result in derivative liabilities are reflected in other liabilities. The notional amounts presented below are indicative of the volume of trading derivative activity for the period presented.

	December 31, 2015			
	Assets		Liabilities	
	Notional	Fair value	Notional	Fair value
Trading derivatives in Consolidated Client Funds:				
Total return swaps	197	9	203	13
Futures and forwards	4,322	30	2,968	39
Total	$ 4,519	39	3,171	52

(4) Goodwill and Identifiable Intangible Assets

Goodwill is reflected in the consolidated statement of financial condition at its carrying value of $73,987. Identifiable intangible assets of $35,584 are primarily comprised of customer lists at December 31, 2015. Accumulated amortization on the identifiable intangibles is $33,300 at December 31, 2015.

Identifiable intangible assets have amortizable lives of approximately 5 years. The weighted average life of the identifiable intangible assets is approximately 2 years. Estimated remaining amortization expenses for each of the years ending December 31, 2016 through 2017 are as follows:

	2016	2017
Estimated amortization expense $	1,181	1,083

The Company assesses its goodwill for impairment at least annually or more frequently if circumstances indicate impairment may have occurred. In its assessment of goodwill for impairment, the Company considers qualitative factors, including events and circumstances that impact the business. If such analysis suggests impairment is more likely than not, a quantitative analysis is performed. Based on the qualitative assessment, management have concluded goodwill is not impaired.

Identifiable finite-lived intangible assets are amortized over their estimated useful lives and are periodically assessed for impairment when circumstances indicate impairment may have occurred. If circumstances exist, the Company will perform an impairment test using an undiscounted cash flow analysis. If the asset is determined to be impaired, the difference between the book value of the asset and its current fair value would be recognized as an expense in the period in which the impairment is determined.

(5) Employee Benefit Plans

In 2015, the Company contributed, under the retirement contribution program for U.S. employees (Retirement Contribution Program) 15% of eligible earnings up to a maximum contribution of $35.0 thousand for all employees. Subject to certain eligibility requirements (such as being employed on December 31st of the plan year), all U.S. employees participate in the Retirement Contribution Program. Under the Retirement Contribution Program, the firm contribution is immediately vested and the participant has full discretion in directing investments within his/her 401(k) account. Effective January 2015, employees are no longer required to complete 12 months of service and are eligible to participate immediately upon hire by the Company.

For 2015, the Company accrued approximately $16.1 million with respect to this program. Non-U.S. employees of the Company participate in defined contribution plans in locations where the Company has foreign operations. Employer contributions under this program are generally consistent with statutory and regulatory requirements and tax limits.

Certain eligible employees of NB LLC participate in the NB Group Contingent Compensation Plan (Contingent Compensation Plan). Other than with respect to death, disability, retirement or involuntary termination without cause (as defined in the Contingent Compensation Plan documents), amounts deferred under the Contingent Compensation Plan may be forfeited, should an employee no longer be employed by NB LLC or an affiliated entity.

In accordance with the terms of the Contingent Compensation Plan, a certain percentage of the total annual cash compensation of eligible employees is contingent (Contingent Amount). Such Contingent Amounts are subject to vesting, payment, and forfeiture and repayment conditions. For the purposes of determining both eligibility to participate in the Contingent Compensation Plan and

the contingent percentage, total compensation includes, but is not limited to, base salary, bonus, production compensation, and certain other compensation. However, in no event is base salary treated as contingent. In addition to other conditions in the Contingent Compensation Plan, the Contingent Amounts are subject to vesting over a period of three years.

The Contingent Amounts are payable in cash or eligible employees can also elect to receive a portion of their Contingent Amounts in the form of NBSH equity (or another non-cash form). Contingent Amounts paid in cash will be recorded in notional form in an account representing a notional investment that provides for a return (which may be positive or negative) based on a portfolio of Neuberger Berman investment management strategies, as selected by the Company. Vested Contingent Amounts payable in cash will be paid to eligible employees in a lump sum on or prior to March 15th of the year immediately succeeding the year in which such Contingent Amounts vest (subject to the satisfaction of the conditions for payment provided for in the Contingent Compensation Plan).

Any NBSH equity issued pursuant to such elections is subject to the same three year vesting period applicable to cash amounts payable under the Contingent Compensation Plan.

(6) Income Taxes

The Company is a partnership for U.S. income tax purposes and because its principal place of business is in New York City, is subject to NYC UBT.

(Dollars in thousands, except where noted)

As of December 31, 2015, the Company had a deferred tax asset of approximately $48 thousand included in other assets on the consolidated statement of financial condition which consisted of the following:

		December 31, 2015
Deferred tax asset:		
Tax amortization of goodwill and intangibles	$	296
Reserves not currently deductible		7
Depreciation		14
Other		21
Total deferred tax asset before valuation allowance		338
Valuation allowance		—
Total deferred tax asset, net of valuation allowance	$	338
Deferred tax liability:		
Deferred compensation		(208)
Unrealized Gain on Investments		(82)
Total deferred tax liability	$	(290)
Net deferred tax asset	$	48

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the statement of financial condition. During the period, the Company decreased the gross amount of unrecognized tax benefits by $279 thousand, which if recognized would favorably impact the Company's effective tax rate. The unrecognized tax benefits relate to the deductibility of compensation related expenses. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

(Dollars in thousands, except where noted)

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

		December 31, 2015
Balance on December 31, 2014	$	13,736
Additions based on tax provisions related to the current period		2,647
Subtractions based on net unrealized benefits for prior years		(2,926)
Balance on December 31, 2015	$	13,457

(7) Related Party Transactions

Investments at December 31, 2015 include $35.0 million invested in sponsored mutual funds at December 31, 2015.

Due to affiliates of $49.5 million is comprised of $23.5 million which is due to NB Services for allocated costs, $16.4 million is payable to Neuberger Berman Fixed Income LLC primarily for sub-advisory fees, $8.9 million is due to NB Group for allocated costs, and $0.7 million is due to other affiliates.

(8) Commitments and Contingencies

(a) Lease Commitments

NB LLC has contractual obligations under long-term non-cancelable lease arrangements, principally for office space, expiring on various dates through 2018. The largest lease arrangement is for the Company's headquarters in New York City. This lease expires in April 2017. Office space leases are subject to escalation provisions based on increases in costs incurred by the lessor. As of December 31, 2015, approximate aggregate minimum future rental payments (before operating expenses and real estate taxes) on the operating leases under these lease agreements are as follows:

Year:		Amount
2016	$	14,335
2017		5,017
2018		361
Total minimum lease payments	$	19,713

(Dollars in thousands, except where noted)

(b) Litigation and Contingencies

NB LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NB LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NB LLC accrues the amount it has determined it is most likely to incur. If the amount is not determinable, NB LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NB LLC's financial condition, results of operations or liquidity.

(9) Consolidated Client Funds

As noted in note 2, at December 31, 2015, the Company consolidated two sponsored funds in which it held a majority interest, collectively referred to as "Consolidated Client Funds". The assets, liabilities and equity not owned by the Company (disclosed as non-controlling interests in Consolidated Client Funds) are disclosed separately on the consolidated statement of financial condition. The Company's investment in the Consolidated Client Funds of approximately $15.2 million has been included in the Company's net capital computation, included herein as Schedule I. The non-controlling interest in Consolidated Client Funds has been excluded from the Company's net capital computation as the remaining assets of the Consolidated Client Funds are not available for the protection of the Company under Securities and Exchange Commission Rule 15c3-1.

(10) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB LLC is subject to the Securities Exchange Commission's Uniform Net Capital Rule 15c3-1. NB LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements or c) $1.5 million. As of December 31, 2015, NB LLC had net capital of approximately $19.3 million, which exceeded the minimum net capital requirement by approximately $17.8 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

The Company is also subject to other U.S. federal, state and non-U.S. laws, rules and regulations and maintains adequate capital to ensure compliance with such laws, rules and regulations.

(11) Subsequent Events

The Company's management has evaluated events occurring after the date of the consolidated statement of financial condition (subsequent events) through February 26, 2016, the date the consolidated statement of financial condition was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the consolidated statement of financial condition.

Effective January 1, 2016, NB LLC has transferred to an affiliate, Neuberger Berman Investment Advisers LLC, formerly known as Neuberger Berman Fixed Income LLC, their rights and obligations pertaining to all services they provided under the Neuberger Berman mutual funds and third-party mutual funds investment sub-advisory agreements. In addition, effective January 1, 2016, certain Institutional Separate Accounts which were previously managed by NB LLC, were transferred to Neuberger Berman Investment Advisers LLC as part of the same corporate restructuring.